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                                                 File No. 70-8679

               SECURITIES AND EXCHANGE COMMISSION
                      Washington, DC 20549

AMENDMENT NO. 3

TO

                            FORM U-1

                     APPLICATION/DECLARATION

                              UNDER

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            (the Act)

            GRANITE STATE ELECTRIC COMPANY (Granite)
         MASSACHUSETTS ELECTRIC COMPANY (Mass. Electric)
        THE NARRAGANSETT ELECTRIC COMPANY (Narragansett)
          NARRAGANSETT ENERGY RESOURCES COMPANY (NERC)
      NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION (NEET)
             NEW ENGLAND ENERGY INCORPORATED (NEEI)
      NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
                          (Mass. Hydro)
      NEW ENGLAND HYDRO-TRANSMISSION CORPORATION (NH Hydro)
                 NEW ENGLAND POWER COMPANY (NEP)
           NEW ENGLAND POWER SERVICE COMPANY (NEPSCO)

                               and

               NEW ENGLAND ELECTRIC SYSTEM (NEES)

           (Names of companies filing this statement)

       25 Research Drive, Westborough, Massachusetts 01582
        33 West Lebanon Road, Lebanon, NH 03766 (Granite)
     280 Melrose Street, Providence, RI 02901 (Narragansett)
            (Address of principal executive offices)

                   NEW ENGLAND ELECTRIC SYSTEM

         (Name of top registered holding company parent of the participating companies herein)

Michael E. Jesanis                 Robert King Wulff
Treasurer                          Corporation Counsel
25 Research Drive                  25 Research Drive
Westborough, MA 01582              Westborough, MA 01582

           (Names and addresses of agents for service)

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Paragraph one of Item 1, Description of Proposed Transactions, is hereby amended to read in its entirety as follows:

          "This Application/Declaration relates to short-term borrowing by certain subsidiaries of NEES, for the period from November 1, 1995, through October 31, 1997. Mass. Electric, Narragansett, Mass. Hydro, NEP, and NEPSCO (the Borrowing Companies) seek authority to borrow money from the NEES Money Pool (the Money Pool), and/or banks, and/or in the cases of Mass. Electric, Narragansett, and NEP, to issue commercial paper, up to the maximum amounts requested herein. Granite, NEET, and NH Hydro may also borrow from the Money Pool; however, those companies have received express authorization for such borrowings from the Public Utility Commission of New Hampshire, the state in which such utility companies are organized and doing business. Each of the companies listed on the cover hereof, including NEES, (the Participating Companies) seeks authority to lend money in the Money Pool under the current terms of the Money Pool (approved by the Commission in its File No. 70-7765). The Commission's most recent order in File No. 70-7765 was HCAR No. 35-25772, dated March 29, 1993. NEES has filed an Application/Declaration with the Commission requesting approval for its proposed acquisition of the Nantucket Electric Company (File No. 70-
     8675) and as part of that Application/Declaration requests that Nantucket Electric Company become a member of the Money Pool."

Paragraph three of Item 1 is hereby amended to read in its entirety as follows:

          "During the period from November 1, 1995, through October 31, 1997, the Borrowing Companies request borrowing authority up to the maximum outstanding amounts shown below:

     Borrowing Company             Borrowing Authority
     -----------------             -------------------
                                Current           Requested
                                -------           ---------

     Mass. Electric             $150,000,000      $150,000,000
     --------------

     Narragansett               $100,000,000      $100,000,000
     ------------

     Mass. Hydro                $ 25,000,000      $ 25,000,000
     -----------

     NEP                        $375,000,000      $375,000,000
     ---

     NEPSCO                     $ 12,000,000      $ 25,000,000"
     ------

Paragraph 5 of Item 1 is hereby amended to read in its entirety as follows:

          "The Financial Statements 3(a) through 3(e), Sources and Applications of Funds and Capitalization, show the expected short-term borrowing requirements for the Borrowing Companies through December 31, 1997. Mass. Hydro is a special purpose company formed to own and operate the electric transmission interconnection with Hydro Quebec and may need short-term borrowing authority so that it may act quickly in response to unexpected emergencies such as catastrophic damage to the

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     transmission facilities in addition to its expected short-term borrowing requirements shown in the Sources and Applications of Funds and Capitalization. Therefore, Mass. Hydro requests continued authorization to borrow amounts not exceeding $25 million to be outstanding at any one time."

Item 1, Filing of Certificates of Notification, is hereby amended to read in its entirety as follows:

          "Within 45 days after the end of each calendar quarter, the Participating Companies will file a certificate of notification covering the transactions effected pursuant to the authority requested herein during such quarter. Such certificate will show the names of the borrowers, and for each borrower, the dates and amounts of all new money borrowings, whether by issuance of notes to banks, or by sale of commercial paper (including money borrowed from banks to pay the Money Pool or CP Dealers, or borrowed from the Money Pool to pay banks or CP Dealers, or borrowed by sale of commercial paper to pay the Money Pool or banks), the names of the lenders, the maximum concurrent amount of notes outstanding to banks, the Money Pool and CP Dealers, the aggregate total outstanding at any one time, and the aggregate total outstanding at the end of such quarter. Each certificate will include, with respect to the issue and sale of commercial paper, the effective interest cost for such promissory note issued as commercial paper. The final certificate of notification will be accompanied by the required past tense opinion of counsel."

Paragraphs one and three of Item 3 are hereby amended to read in their entirety as follows:

     "(1) The issuance of notes to banks by Mass. Electric, Narragansett, Mass. Hydro, NEP, and NEPSCO: Sections 6(a) and 7 of the Act.

      (3) Borrowings from the Money Pool by Mass. Electric, Narragansett, Mass. Hydro, NEP, and NEPSCO: Sections 6(a), 7, 9(a), 10, and 12 of the Act and Rules 43 and 45."

Item 6, Exhibits and Financial Statements, section (b) Financial Statements, subsection 3, is hereby amended to read in its entirety as follows:

     "3 Estimated Sources and Applications of Funds and Capitalization for each of the Borrowing Companies:

          3(a)     Mass. Electric

          3(b)     Narragansett

          3(c)     NEP

          3(d)     Mass. Hydro

          3(e)     NEPSCO

          Since the date of the Balance Sheets, there have been no material changes which were not in the ordinary course of business."


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                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each undersigned company has duly caused this Amendment No. 3 to its Form U-1 Application/Declaration (Commission's File No. 70-8679) to be signed on its behalf, as indicated, by the undersigned officers thereunto duly authorized by each such company.

            NEW ENGLAND ELECTRIC SYSTEM
            MASSACHUSETTS ELECTRIC COMPANY
            NEW ENGLAND POWER COMPANY
            NEW ENGLAND POWER SERVICE COMPANY


                s/Michael E. Jesanis
            By
               Michael E. Jesanis, Treasurer


            NARRAGANSETT ENERGY RESOURCES COMPANY
            NEW ENGLAND ELECTRIC TRANSMISSION CORPORATION
            NEW ENGLAND ENERGY INCORPORATED
            NEW ENGLAND HYDRO-TRANSMISSION ELECTRIC COMPANY, INC.
            NEW ENGLAND HYDRO-TRANSMISSION CORPORATION


                s/John G. Cochrane
            By
               John G. Cochrane, Treasurer


            GRANITE STATE ELECTRIC COMPANY


                s/Howard W. McDowell
            By
               Howard W. McDowell, Treasurer


            THE NARRAGANSETT ELECTRIC COMPANY


                s/John G. Cochrane
            By
               John G. Cochrane, Assistant Treasurer


DATE:  October 24, 1995

The name "New England Electric System" means the trustee or trustees for the time being (as trustee or trustees but not personally) under an agreement and declaration of trust dated January 2, 1926, as amended, which is hereby referred to, and a copy of which as amended has been filed with the Secretary of the Commonwealth of Massachusetts. Any agreement, obligation or liability made, entered into or incurred by or on behalf of New England Electric System binds only its trust estate, and no shareholder, director, trustee, officer or agent thereof assumes or shall be held to any liability therefor.